

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

SEP 3 2009

DIVISION OF MARKET REGULATION



09041172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C   20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-Jul-08_____ AND ENDING _____30-Jun-09_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wolf A. Popper Inc.**   10-015541-c5

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

99 Wall Street- 6th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rabinowitz   **212-269-7271**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Robert Rabinowitz** _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Wolf A. Popper Inc. _____ , as of
_____**June 30, 2009**_____ , are true and correct, I further swear (or affirm)
that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

8-31-09

_____
Signature

_____
Title

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
X	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
X	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder,
Wolf A. Popper Inc.

We have audited the accompanying statement of financial condition of Wolf A. Popper Inc. as of June 30, 2009 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf A. Popper Inc. as of June 30, 2009 and the related statements of operations and changes in shareholder's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Monmouth Beach, New Jersey
August 24, 2009

ASSETS

Current assets:	
Cash & cash equivalents	$61,110
Receivables from clearance account	59,964
Prepaid expenses	1,918
Total Current Assets	$122,992
Total Assets	$122,992

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$19,267
Total Current Liabilities	$19,267
Shareholder's Equity:	
Common stock	$20,000
Additional paid in capital	17,500
Retained earnings	66,225
Total Shareholder's Equity	103,725
Total Liabilities & Shareholder's Equity	$122,992

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Operations
For the Year Ended June 30, 2009

Commission revenues	$218,429
Commission & execution expenses	(71,817)
Net commission margin	$146,612
General and administrative expenses:	
Salaries & consulting	$55,000
General administration	40,129
Total general and administrative expenses	95,129
Income from operations	$51,483
Other income:	
Interest income	485
Net income before income tax provision	$51,968
Provision for income taxes	(12,992)
Net income	$38,976

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Cash Flows
For the Year Ended June 30, 2009

Operating activities:	
Net income	$38,976
Changes in other operating assets and liabilities:	
Deposit with clearing broker	8,064
Prepaid expense	(1,918)
Accounts payable & accrued expenses	92
Net cash provided by operations	$45,214
Net increase in cash during the fiscal year	$45,214
Cash at June 30, 2008	15,896
Cash at June 30, 2009	$61,110
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$6,267

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Changes in Shareholder Equity
For the Year Ended June 30, 2009

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at June 30, 2008	$20,000	$17,500	$27,249	$64,749
Net income for the fiscal year			38,976	38,976
Balance at June 30, 2009	$20,000	$17,500	$66,225	$103,725

Please see the notes to the financial statements.

5

Wolf A. Popper Inc.
Notes to the Financial Statements
For the Year Ended June 30, 2009

1. Organization

Wolf A. Popper Inc. (the Company) is a privately held New York state corporation formed for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

The Company conducts a general securities business by introducing transactions of its clients on a fully disclosed basis to a clearing member/broker dealer. The Company receives a commission based upon the amount of transactions introduced.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109 (SFAS No. 109), "*Accounting for Income Taxes*". SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Recent Accounting Pronouncements-

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances, but provides clarification on acceptable fair valuation methods and applications. SFAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this pronouncement will not have a material impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *"Business Combinations"* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this pronouncement will not have a material impact on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133"* ("SFAS 161"). SFAS 161 updates guidance regarding disclosure requirements for derivative instruments and hedging activities. It responds to constituents' concerns that FASB Statement No. 133 does not provide adequate information about how derivative and hedging activities affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim period beginning after November 15, 2008. The adoption of this pronouncement will not have a material impact on the Company's financial statements.

3. Fair Value of Financial Instruments

Cash and cash equivalents, commission receivable, receivables from clearance account, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at June 30, 2009.

4. Commitments and Contingencies

The Company maintains an office in New York City, New York and pays rent on a "month to month" basis. The Company is not committed to a lease requiring minimum monthly rent payments.

Rent expense for the fiscal year 2009 was $4,992.

5. Off-Balance Sheet Risk

The Company introduces various transactions for the benefit of its clients on a fully disclosed basis through a clearing broker dealer. Under certain conditions, pursuant to its clearing agreement, the Company has agreed to indemnify the clearing broker dealer for any losses incurred by its clients. Such transactions may expose the Company to significant off balance sheet risk

The Company seeks to control these risks by monitoring the transactions of all its clients' accounts on a daily basis. The Company also monitors any collateral balances held by its clients at the clearing broker for sufficient levels to maintain client transactions. These balances are also monitored daily.

6. Concentrations of Credit Risk

The Company has a substantial portion of its assets on deposit with the clearing broker dealer. The Company's assets are held by the clearing broker dealer with the assets of other unrelated entities with similar deposits. In the event of the insolvency of the clearing broker dealer, recovery of the Company's assets may be limited to a pro rata share of available funds on deposit with the clearing broker dealer.

7. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:

Shareholders' equity	$103,725

DEBITS:

Non-allowable assets:	0
NET CAPITAL	$103,725
Haircut on securities and money market funds	0
ADJUSTED NET CAPITAL	$103,725
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$98,725

AGGREGATE INDEBTEDNESS:

Accounts payable & accrued expenses	$19,267
Total	$19,267

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.015 TO 1

Excess net capital previously reported	$105,451
Less accrual for federal income taxes	(6,726)
Excess net capital per this report	$98,725

9

8. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	$51,968

Current tax expense:	
Federal	$7,795
State	5,197
Total	$12,992

Add deferred tax payable (benefit):	
Timing differences	0
Allowance for recoverability	0
Provision for income taxes	$12,992

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	15%
Statutory state and local income tax	10%
Timing differences	0%
Effective rate	25%

The Shareholder
Wolf A. Popper Inc.

In planning and performing our audit of the financial statements of Wolf A. Popper Inc., for the year ended June 30, 2009, we considered its internal control structure, including procedures for safeguarding firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements in the financial statements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the Company's financial statements will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company's financial statements will not be prevented or detected by the Company's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of June 30, 2009 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of June 30, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year.

Donahue Associates, LLC
Monmouth Beach, N.J.
August 24, 2009